January 19, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Stratus Services Group, Inc. (“Stratus” or the “Company”);
     Supplemental Response to Your letter of January 13, 2006 Relative to
     Item 4.01 Form 8-K Filed January 12, 2006; File No. 001-15789

Dear Mr. Littlepage:

Set forth below is our further response to your January 13, 2006 comment letter.

This letter will serve as Stratus’ acknowledgment that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                                /s/ Michael A. Maltzman
                                            Michael A. Maltzman
    Executive Vice President & CFO

cc:  Mr. Joseph J. Raymond
Phil Forlenza, Esq.
Kenya Wright Gumbs